INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

March 22, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust” or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Gramercy Emerging Markets Debt Fund

Ladies and Gentlemen:

This letter includes a corrected fees and expenses table and expense example with respect to the Gramercy Emerging Markets Debt Fund (the “Fund”), a series of the Trust. The fees and expenses table and expense example below replaces the version included in the response letter filed on March 21, 2024, which summarized the comments provided to me by Mr. David Orlic of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on March 5, 2024, regarding Post-Effective Amendment No. 1220 to the Registrant’s Form N-1A registration statement (the “Registration Statement”) filed on January 17, 2024, with respect to the Fund. The corrected fees and expenses table and expense example will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A Shares of the Fund in a single transaction. More information about these fees and other discounts is available from your financial professional and in the section titled “Choosing a Share Class” on page 29 of the Prospectus and in “APPENDIX A – Waivers and Discounts Available from Intermediaries and Conversion Policies” of the Prospectus.

		Class A Shares		Class C Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		4.25%(1)		None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		1.00%(2)		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.75%		0.75%		0.75%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses (3)		0.51%		0.51%		0.51%
Shareholder service fee	0.08%		0.08%		0.08%
All other expenses	0.43%		0.43%		0.43%
Total annual fund operating expenses		1.51%		2.26%		1.26%
Fees waived and/or expenses reimbursed (4)		(0.41%)		(0.41%)		(0.41%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4)		1.10%		1.85%		0.85%

1	No initial sales charge is applied to purchases of $1 million or more.
2	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase. A CDSC of 1.00% will be charged on Class C Share purchases that are redeemed in whole or in part within 12 months of the date of purchase.
3	Other expenses for Class A, Class C and Institutional Class shares are estimated for the current fiscal year, based on current expenses for the existing share classes.
4	The Fund’s adviser has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), professional fees related to services for the collection of foreign tax reclaims, expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.10%, 1.85% and 0.85% of the average daily net assets of the Class A Shares, Class C Shares and Institutional Shares, respectively. Class C Shares are not available for purchase. This agreement is in effect through April 30, 2025, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s adviser is permitted to seek reimbursement from the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

2

	One Year	Three Years
Class A Shares	$532	$843
Class C Shares	$291	$667
Institutional Class Shares	$87	$359

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years
Class C Shares	$188	$667

If you have any questions or require further clarification, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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